[redacted]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

11021427

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49789

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Montgomery & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wilshire Blvd., Suite 400
(No. and Street)

Santa Monica (City) CA (State) 90401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Elias Cervantes (310) 260-6933
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holthouse, Carlin & Van Trigt
(Name – *if individual, state last, first, middle name*)

100 Oceangate (Address) Long Beach (City) CA (State) 90802 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Elias Cervantes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Montgomery & Co., LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Beth M. Aldrich

Notary Public

BETH M. ALDRICH
COMM. # 1841886
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
MY COMM. EXP. MAR. 26, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MONTGOMERY & CO., LLC

(A DELAWARE LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

TABLE OF CONTENTS

HCVT
CERTIFIED PUBLIC ACCOUNTANTS
HOLTHOUSE
CARLIN &
VAN TRIGT LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Montgomery & Co., LLC

We have audited the accompanying statement of financial condition of Montgomery & Co., LLC (the "Company") as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Montgomery & Co., LLC at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Holthouse Carlin & Van Trigt LLP

Long Beach, California
March 7, 2011

11444 W. Olympic Boulevard, 11th Floor, West Los Angeles, CA 90064 • 4550 E. Thousand Oaks Boulevard, Suite 100, Westlake Village, CA 91362
100 Oceangate, Suite 800, Long Beach, CA 90802 • 117 E. Colorado Boulevard, 6th Floor, Pasadena, CA 91105
555 Anton Boulevard, Suite 700, Costa Mesa, CA 92626 • 15760 Ventura Boulevard, Suite 1700, Encino, CA 91436

MONTGOMERY & CO., LLC

(A DELAWARE LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$	5,229,315
Restricted cash		869,334
Accounts receivable, net		358,842
Investments, at fair value (cost of $806,752)		808,390
Property and equipment, net		1,849,746
Prepayments and other assets		1,000,064
Total assets	$	10,115,691

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Bonus payable	$	2,214,975
Deferred rent		735,553
Accounts payable and accrued liabilities		656,551
Notes payable to members		65,651
Total liabilities		3,672,730
Commitments and contingencies		
Members' equity (deficit):		
Common		(520,956)
Class A members		(2,841,199)
Class B members		-
Class C members		-
Class D members		8,209,467
Class D-1 members		1,595,649
Total members' equity		6,442,961
Total liabilities and members' equity	$	10,115,691

See accompanying notes to statement of financial condition and Report of Independent Registered Public Accounting Firm.

MONTGOMERY & CO., LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

NOTE 1. ORGANIZATION

Montgomery & Co., LLC (the "Company") is a limited liability company organized pursuant to Delaware Limited Liability Company Law. The Company was formed on July 15, 1996.

The Company is an investment bank focused on mergers and acquisitions and private placement advisory services for growth companies in the health care, information technology, communications and media industries.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority (FINRA) and various state regulatory agencies.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company uses the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Revenues and expenses are recorded as earned and incurred, respectively.

Presentation of Financial Statements

The Company does not present a classified statement of financial condition that presents short-term and long-term assets and liabilities. Management's expectation is that in the normal course of business, certain assets will benefit future periods of greater than twelve months and certain liabilities are payable later than twelve months after December 31, 2010.

Cash and Cash Equivalents

Cash and cash equivalents consist of amounts on deposit with major financial institutions and highly liquid investments with maturities of three months or less.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are customer obligations due under normal trade terms. The Company performs continuing credit evaluations on each customer's financial condition and senior management reviews accounts receivable on a monthly basis to determine if any receivable will potentially be uncollectible. The Company includes any accounts receivable balances that are determined to be uncollectible in the allowance for doubtful accounts. Allowance for doubtful accounts on accounts receivable balances for the year ended December 31, 2010 amounted to $95,547.

Bonus Payable

The Company records incentive compensation for its employees, which is unpaid at December 31, 2010, as bonus payable in the accompanying statement of financial condition. Accrued bonus amounts are based on formulas established by, and discretionary decisions made by the Company's compensation committee. All bonus payable amounts are expected to be paid in 2011.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided on the straight-line method over the estimated useful lives of the assets, ranging from three to five years, or the lease term, whichever is longer. Expenditures for repairs and maintenance are charged to expense as incurred, while renewals and improvements are capitalized.

Useful lives by asset category are as follows:

Internally developed computer software	5 years
Computers and equipment	3-5 years
Furniture and fixtures	3-5 years
Leasehold improvements	Lesser of estimated useful life or remaining lease term

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the valuation of investments in non-marketable securities, the accrual of incentive compensation and the allowance for doubtful accounts. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company's cash and cash equivalents are maintained in various bank accounts. The Company may have exposure to credit risk to the extent that its cash and cash equivalents exceed amounts covered by federal deposit insurance. The Company believes that its credit risk is not significant.

During the year ended December 31, 2010, two clients accounted for 10% or more of total accounts receivable with 21% and 27%, respectively. No other client accounted for 10% or more of accounts receivable.

Income Taxes

The Company is a limited liability company ("LLC") treated as a partnership for federal and state income tax purposes and therefore does not incur federal income taxes at the company level. Instead, its earnings and losses are passed through to the members and included in the calculation of the individual members' tax liability.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

However, because the Company is an LLC, it is subject to state fees based on its annual gross income. In addition, the Company is required to pay an $800 annual tax to the state of California for the right to conduct business in the state. Total taxes and related LLC fees amounted to $12,590 for the year ended December 31, 2010.

Investment Valuation

Investments were stated at fair value as of December 31, 2010. Marketable securities are valued based on published price quotations for their last reported sales price. In making the valuation of its investments, the Company takes into account the cost of the investment to the Company, developments since the acquisition of the investment, the quoted prices of similar securities that are publicly traded, and other factors pertinent to the valuation of the investment. Investments held by the Company which have an active public market are valued based on the closing day price on the exchange where they are publicly traded. For those investments held by the Company where there is no public market, the Company has relied on financial data and representations of the investee, on its own estimates, Black-Scholes option-pricing models, and on projections made by the investee as to the effect of future developments. Because of the uncertainty of valuation, the estimated value may differ significantly from the value that would have been used had a ready market for the investment existed and the difference could be material. Net unrealized change in value of investments during the year is included in revenues in the accompanying statement of operations.

Fair Value Measurement

The Company accounts the fair value of its financial instruments in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 820, *Fair Value Measurements and Disclosures* ("ASC 820"). Non-recurring, nonfinancial assets and liabilities are also accounted for under the provisions of ASC 820. In accordance with ASC 820, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded on the statement of financial condition at fair value are classified and disclosed in one of the following categories:

Level 1: Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an accessible and active market as of the measurement date. As required by ASC 820, the Company does not adjust the quoted price for these assets and liabilities, even in situations where the Company holds a large positions and a purchase or sale could reasonably impact the quoted price.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurement (Continued)

Level 2: Financial assets and liabilities whose values are based on quoted prices in markets that are not active or whose values are based on pricing inputs that are both significant to the overall fair value measurement and observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. The selection of inputs and pricing techniques will typically require a significant amount of judgment and will involve assumptions about what a market participant would use to price the asset or liability.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Investments in securities	$ 58,388	$ -	$ 750,002	$ 808,390

The changes in investment amounts classified as Level 3 are as follows:

Balance at January 1, 2010	$ 691,429
Unrealized gains and losses, net	41,709
Acquisitions, purchases, and sales, net	16,864
Transfers in (out of) Level 3, net	-
Balance at December 31, 2010	$ 750,002

NOTE 3. TRANSACTIONS WITH RELATED PARTIES

The Company charged related parties, Digital Coast Ventures Corp., Montgomery Manager, LLC and Montgomery MM Manager, LLC rental and administrative fees of $48,351, $41,895 and $41,895, respectively, for their portion of the office rental and general office expenses during 2010.

The Company is the managing member of Montgomery Manager LLC and Montgomery MM Manager LLC. Management fees related to these entities are payable to the Company in addition to any out-of-pocket expenses the Company may incur. Additionally, several employees of the Company are members of these entities. Management fees of $520,025 were earned from these entities during 2010. Included in prepayments and other assets in the accompanying statement of financial condition is $554,291 of receivables due from related parties.

NOTE 3. TRANSACTIONS WITH RELATED PARTIES (Continued)

The Company paid an annual advisory fee of $24,300 to the vice chairman of the board, who is also a member of West River Management LLC ("West River"), a related party and a Class B member of the Company.

Additionally, the Company paid West River $27,438 during 2010 for operating expenses including overhead costs and expenses incurred by West River while performing advisory services for the Company.

The Company is a general partner in a management company, Shah Management Partners, which is the general partner in the equity fund Shah Capital Partners. Some partners of Shah Capital Partners and Shah Management Partners are also Class D members of the Company.

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2010:

Computers and equipment	$ 633,249
Customer relationship management software	357,740
Furniture and fixtures	460,249
Leasehold improvements	3,567,893
Less: accumulated depreciation and amortization	(3,169,385)
	$ 1,849,746

NOTE 5. DEFFERED RENT

The Company leases office facilities and equipment under various operating lease arrangements. These leases contain rent escalation clauses that require additional rental amounts in the later years of the lease term. Rent expense for leases with escalation clauses is recognized on a straight-line basis over the minimum lease term. The excess or deficit of rent expense recognized over rent paid is recorded as an increase or decrease to deferred rent in the accompanying statement of financial condition.

In addition, in connection with the lease agreement entered into by the Company on its San Francisco premises on January 5, 2005, the Company received a tenant leasehold improvement allowance in the amount $754,040, which was recorded as deferred rent and is being amortized on a straight-line basis over the lease term.

The Company renewed its Santa Monica, California office lease agreement on January 1, 2011. In connection with this agreement, the Company received a tenant leasehold improvement allowance in the amount of $158,818, of which $118,602 was received in 2010. The tenant leasehold improvement allowance of $158,818 is recorded as deferred rent and is being amortized on a straight-line basis over the lease term. Such amortization is included in rent expense in the accompanying statement of operations.

NOTE 6. MEMBERS' EQUITY

Under the Eighth Amended and Restated Operating Agreement (the "Operating Agreement") effective December 31, 2009, the Company issued the following membership unit classes: Common Units, Class A Units, Class B Units, Class C Units, Class D Units and Class D-1 Units. Common Units and Class A Units have been issued to employee members of the Company. The Class B, Class C, Class D and Class D-1 Units have been issued to certain nonemployee institutional investors. The amount and type of units outstanding, distribution preferences, redemption provision, and voting rights for each class of member are subject to provisions of the Operating Agreement.

During 2010, and in connection with certain Repurchase Agreements entered into by the Company, MCO Class A Partner Holdings, LP ("MCO"), a Class A member, and certain employees of the Company, MCO distributed certain Class A units to the employees. Immediately after the distribution of the Class A member units to the employees, the units were repurchased from the employees by the Company for cash and cancellation of the notes receivable from the employee members. In total, the cash payment amounted to $389,346 and the notes that were cancelled amounted to $688,706.

The cash consideration given to the employees was $133,558 less than the carrying value of the underlying membership interests, after adjusting for the cancellation of notes receivable. The excess of the carrying value over the consideration given to the employees for their units, or "Gain" has been recorded by the Company as a credit to members' equity for the year ended December, 31, 2010, in accordance with FASB Accounting Standards Codification Topic 505-30, *Treasury Stock*. The gain on redemption of Class A membership units has been credited to the Class D and Class D-1 members under the Operating Agreement.

Similarly, in accordance with the Operating Agreement, the effect of redeeming the Class A membership units, which was a credit of approximately $1.2 million to those members, has been charged to the Class D and Class D-1 members.

NOTE 7. COMMITMENTS

At December 31, 2010, the Company was obligated under noncancelable operating leases for office spaces, through March 2016. Two of the leases contain escalation clauses. The difference between rent expense recorded and the amounts paid to the landlords is recorded as a deferred rent liability in the accompanying statement of financial position.

NOTE 7. COMMITMENTS (Continued)

The aggregate minimum rental commitments under the operating leases are as follows:

	Cash Payments	Straight-Line Rent Expense	Deferred Rent
2011	$ 912,369	$ 1,002,057	$ (89,688)
2012	1,034,941	983,157	51,784
2013	1,055,235	983,157	72,078
2014	1,076,344	983,157	93,187
2015	834,495	745,740	88,755
Thereafter	148,382	127,081	21,301
	$ 5,061,766	$ 4,824,349	237,417
		Tenant Improvements	498,136
		Deferred rent as of December 31, 2010	$ 735,553

The Company's policy is to record tenant improvement allowances received as deferred rent and amortize them as a reduction to rent expense over the lease term.

Base rent charged to operations for the fiscal year ended December 31, 2010 amounted to $1,752,696. In addition to base rent, the Company pays common area maintenance, insurance, and other expenses.

During the year ended December 31, 2010, the Company subleased space to various tenants at its San Diego, California and San Francisco, California offices. Rent expense was reduced by sublease income of $94,311 for the year ended December 31, 2010. In October 2010, the Company did not renew its San Diego, California lease and terminated the related sublease agreements. The San Francisco, California sublease expires in June 2011. Future minimum sublease income to be received in 2011 for this sublease amounts to $28,941.

For its San Francisco, California, New York City, New York and Santa Monica, California offices, the Company delivered letters of credit to the landlords in the amounts of $87,932, $184,000, and $300,000, respectively. No amounts have been used against the letters of credit as of December 31, 2010. The Company maintains a restricted cash deposit of $591,391 to secure the letters of credit on the San Francisco, California, New York City, New York, and Santa Monica, California leases. This amount is included in prepayments and other assets in the accompanying statement of financial condition.

On August 1, 2010, the Company amended its $250,000 revolving line-of-credit agreement with a bank to extend the availability period to August 1, 2011. The Company maintains a restricted cash deposit of $277,943 as collateral for the line-of-credit. Each draw bears interest at the prime rate less 0.25% annually. The Company pays an annual unused commitment fee of 0.375%, payable quarterly in arrears. No amounts are outstanding on the revolving line-of-credit as of December 31, 2010.

NOTE 7. COMMITMENTS (Continued)

The Company has entered into partnership agreements with related parties, Montgomery Manager LLC and Montgomery MM Manager LLC, and has committed to fund capital to these partnerships in the amounts of $104,214 and $82,386, respectively. As of December 31, 2010, $93,072 has been funded to Montgomery Manager LLC and $42,746 has been funded to Montgomery MM Manager LLC. Outstanding commitments of $11,142 and $39,640 may be called by the partnerships as outlined in their respective operating agreements.

NOTE 8. INDEMNIFICATION ARRANGEMENTS

The Company's Operating Agreement obligates the Company to indemnify Members from, and against, any and all losses they incur in connection with the Company, its properties, business or affairs. This indemnity does not extend to any conduct which constitutes recklessness, willful misconduct or gross negligence as determined by a court of competent jurisdiction following the expiration of all appeals. The Company has never had and is not currently aware of any facts that would give rise to a claim for indemnification under the Operating Agreement and such possible claims are considered remote.

NOTE 9. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, will not exceed 15 to 1.

Summarized net capital information for the Company at December 31, 2010, is as follows:

Net capital (see Schedule I)	$ 1,634,284
Required net capital	195,813
Excess net capital	$ 1,438,471
Ratio of aggregate indebtedness to net capital	1.80 to 1

NOTE 10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that have occurred from December 31, 2010 through March 7, 2011, which is the date that the financial statements were issued, and determined that there were no subsequent events or transactions that required recognition or disclosure in the financial statements.

MONTGOMERY & CO., LLC

(A DELAWARE LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2010